Filed pursuant to Rule 424(b)(3)
File No. 333-25237

PROSPECTUS SUPPLEMENT NO. 1 Dated August 19, 1997
(To Prospectus dated May 20, 1997)


                                  82,593 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


       This  Prospectus  Supplement  updates the  Prospectus  dated May 20, 1997
("Prospectus")  of  LaserSight   Incorporated,   a  Delaware   corporation  (the
"Company").

       All of the text under the caption "The Offering" remains unchanged except those items presented below:

Common Stock outstanding as of August 13, 1997                  9,973,672 shares

       All  of  the  text  under  the  caption  "Risk   Factors--Company-Related
Uncertainties" remains unchanged except those items presented below:

Operating Results. The Company incurred losses of $4,074,369 and $3,090,532 during 1996 and the first six months of 1997, respectively. In addition, although the Company achieved profitability in 1995 and 1994, the Company incurred losses in 1991 through 1993. As of June 30, 1997, the Company had an accumulated deficit of $7,703,362. There can be no assurance that the Company can regain or sustain profitability.

Receivables. At June 30, 1997, the Company's trade accounts and notes receivable aggregated approximately $10,555,000 net of total allowances for collection losses and returns of approximately $1,575,000. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,623,000 at June 30, 1997. Exposure to collection losses on technology-related receivables is principally dependent on its customers' ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition of prospective customers located outside of the United
States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the current reserves for estimated losses ($1,418,000 at June 30, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

Possible Additional Capital. The Company is exploring alternative sources of capital to fund its product development activities, to fund the $14.9 million purchase price for its purchase of certain patents from IBM, to consummate future strategic acquisitions, and to accelerate its implementation of managed care strategies. The Company may also need additional capital to introduce its laser systems into the United States market after receiving FDA approval and to satisfy certain contingent payment obligations under its PMA acquisition agreement of July 1997. In addition, based on ongoing negotiations with potential investors, the Company believes that any financing it obtains for the IBM patent purchase is likely to be in the form of convertible preferred stock that would be redeemable at a premium over its face value shortly after the occurrence of certain defaults, including a failure by the shareholders of the Company to approve the financing within a specified time after the closing. Except for up to $4 million of additional borrowing available under its credit facility with FCC, the Company has no present commitments to obtain such capital, and no assurance can be given that the Company will be able to obtain additional capital on terms satisfactory to the Company. To the extent that future financing requirements are satisfied through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. The FCC financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

       All of the text under the caption "Risk Factors--Technology-Related Uncertainties" remains unchanged except those items presented below:

Purchase of Patent Rights from IBM. On February 11, 1997 the Company executed an agreement with IBM for the purchase of certain IBM patents relating to ultraviolet light ophthalmic products and procedures for ultraviolet ablation and IBM's patent license agreements with Summit Technology, Inc. and VISX, Inc. The purchase price is $14.9 million, and was originally payable on July 1, 1997. IBM subsequently agreed in writing not to exercise its right to terminate the agreement until after July 31, 1997 and verbally advised the Company of its intention not to exercise its right to terminate the agreement until after August 31, 1997. LaserSight is exploring various alternatives to fund the purchase price. There can be no assurance that such funding will be available. If the transaction does not close by August 31, 1997, IBM may terminate the agreement. In such event, LaserSight would be obligated to deliver to IBM shares of Common Stock and/or cash with an aggregate value of $1 million.

       All of the text under the caption "Plan of Distribution" remains unchanged except the following:

The Company will maintain the effectiveness of the Registration Statement until the earlier of (i) such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or (ii) 150 days after its effective date. In the event that any Shares remain unsold at the end of such period, the Company may file a post-effective amendment to the Registration Statement for the purpose of deregistering the Shares.